Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2023 and Declares Cash Distribution

Majuro, Marshall Islands, April 27, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2023.

Highlights

•	Announced an Agreement and Plan of Merger pursuant to which GasLog Ltd. (“GasLog”) will acquire all of the outstanding common units of the Partnership not beneficially owned by GasLog (the “Transaction”), subject to approval of the Transaction by holders of a majority of the common units of the Partnership and the satisfaction of certain closing conditions.

•	Completed the sale and lease-back of the GasLog Sydney, a tri-fuel diesel electric propulsion (“TFDE”) LNG carrier with a wholly-owned subsidiary of China Development Bank Leasing (“CDBL”), with no repurchase option or obligation.

•	The time charter agreement of the GasLog Geneva, a TFDE LNG carrier, with a wholly-owned subsidiary of Shell plc (“Shell”) was extended by five years, following the exercise of their extension option.

•	Repaid $32.1 million of debt and lease liabilities during the first three months of 2023 and prepaid $87.8 million pursuant to the sale and lease-back of the GasLog Sydney.

•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $99.1 million, $36.4 million, $39.3 million and $76.3 million, respectively.

•	Quarterly Earnings per unit (“EPU”) of $0.56 and Adjusted EPU(1) of $0.62.

•	Declared cash distribution of $0.01 per common unit for the first quarter of 2023.

CEO Statement

Paolo Enoizi, Chief Executive Officer, commented: “The entering into an Agreement and Plan of Merger with GasLog is a transformative transaction for the Partnership that will enable its unitholders to take advantage of a significant premium to the unit trading price. Both the conflicts committee and the Partnership’s board of directors have unanimously approved and determined the transaction to be fair and in the best interests of the Partnership and the common unitholders unaffiliated with GasLog. Subject to the affirmative vote of the majority of the common unitholders, we expect the transaction to close in the third quarter of this year. We are excited to join GasLog and look forward to continuing to build our business while maintaining our focus on operational excellence and our strategy execution.

Overall, the term fixtures executed so far have enabled the execution of our capital allocation strategy, helping us make meaningful progress towards our leverage targets and strengthening our balance sheet with the repurchase of $49.2 million in preference units in the past year, or approximately $68.0 million since inception of the repurchase plan in August 2021, which is also improving the Partnership’s all-in break-even levels in our fleet. The Partnership has capitalized on the strong LNG market through profitable fixtures, exercised charterers’ options and sale and lease-backs.”

Financial Summary

	For the three months ended		% Change
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	March 31, 2022	March 31, 2023
Revenues	85,459	99,069	16%
Profit	34,981	36,375	4%
EPU, common (basic)	0.53	0.56	6%
Adjusted Profit(1)	28,326	39,299	39%
Adjusted EBITDA(1)	60,901	76,324	25%
Adjusted EPU, common (basic)(1)	0.41	0.62	51%

There were 1,203 available days (2) for the quarter ended March 31, 2023, as compared to 1,350 available days (2) for the quarter ended March 31, 2022. The quarter-over-quarter decrease is attributable to the sale of the Methane Shirley Elisabeth in September 2022 and the scheduled dry-docking of the GasLog Shanghai in the first quarter of 2023.

Revenues were $99.1 million for the quarter ended March 31, 2023, compared to $85.5 million for the same period in 2022. The increase of $13.6 million is mainly attributable to a net increase in revenues from our vessels operating in the spot and short-term markets in the first quarter of 2023, under time charters that were executed in 2022. This net increase was partially offset by a decrease in revenues due to the off-charter days of the scheduled dry-docking of the GasLog Shanghai and also the sale of the Methane Shirley Elisabeth in the third quarter of 2022.

Vessel operating costs were $15.9 million for the quarter ended March 31, 2023, compared to $18.6 million for the same period in 2022. The decrease of $2.7 million in vessel operating costs is mainly attributable to a decrease of $1.5 million in crew costs, largely related to cost savings in 2023 following the relaxation of our COVID-19 enhanced protocols and a more favorable EUR/USD exchange rate in the first quarter of 2023 compared to the same period in 2022. There was also a decrease of $0.7 million in technical maintenance costs, mainly due to timing of the fleet

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maintenance needs in the first quarter of 2023, compared to the same period in 2022. As a result, daily operating costs per vessel decreased from $14,741 per day for the quarter ended March 31, 2022, to $12,640 per day for the quarter ended March 31, 2023.

General and administrative expenses were $5.6 million for the quarter ended March 31, 2023, compared to $4.7 million for the same period in 2022. The increase of $0.9 million in general and administrative expenses is mainly attributable to transaction costs of $0.8 million incurred by the Partnership in the first quarter of 2023, mainly comprising legal and other professional fees in connection with the evaluation of the terms of GasLog’s offer to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. As a result, daily general and administrative expenses increased from $3,472 per vessel ownership day for the quarter ended March 31, 2022, to $4,482 per vessel ownership day for the quarter ended March 31, 2023.

Adjusted EBITDA (1) was $76.3 million for the quarter ended March 31, 2023, compared to $60.9 million for the same period in 2022. The increase of $15.4 million is mainly attributable to the increase in revenues of $13.6 million and the decrease in vessel operating costs of $2.7 million described above.

Financial costs were $17.4 million for the quarter ended March 31, 2023, compared to $8.8 million for the same period in 2022. The increase of $8.6 million in financial costs is mainly attributable to an increase of $8.9 million in interest expense on loans, primarily due to an increase in base interest rates (London Interbank Offered Rate, “LIBOR”, and Secured Overnight Financing Rate, “SOFR”) year-over-year. During the quarter ended March 31, 2023, we had an average of $872.4 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 7.2%, compared to an average of $1,083.4 million of bank borrowings outstanding under our credit facilities with a weighted average interest rate of 2.5% during the quarter ended March 31, 2022.

Loss on derivatives was $0.2 million for the quarter ended March 31, 2023, compared to a gain of $5.0 million for the same period in 2022. The decrease in gain of $5.2 million is attributable to a net decrease of $7.6 million in unrealized gain from the mark-to-market valuation of derivatives (interest rate swaps and forward foreign exchange contracts) held for trading, which were carried at fair value through profit or loss, mainly due to changes in the forward yield curve, partially offset by a decrease of $2.4 million in realized loss on derivatives held for trading.

Profit was $36.4 million for the quarter ended March 31, 2023, compared to $35.0 million for the same period in 2022. The increase in profit of $1.4 million is mainly attributable to the increase in revenues of $13.6 million and the decrease in vessel operating costs of $2.7 million, partially offset by an increase of $8.6 million in financial costs and a decrease of $5.2 million in gain on derivatives and an increase of $0.9 million in general and administrative expenses, as described above.

Adjusted Profit (1) was $39.3 million for the quarter ended March 31, 2023, compared to $28.3 million for the same period in 2022. The increase in Adjusted Profit of $11.0 million is mainly attributable to the increase in revenues of $13.6 million, a decrease in operating costs of $2.7 million and an increase in financial income of $2.3 million, partially offset by the increase in interest expense on loans of $8.9 million discussed above.

As of March 31, 2023, we had $225.6 million of cash and cash equivalents, of which $80.1 million was held in current accounts and $145.5 million was held in time deposits with an original duration of up to three months. An additional amount of $57.0 million of time deposits with an original duration of greater than three months was classified under short-term cash deposits.

As of March 31, 2023, we had an aggregate of $805.6 million of bank borrowings outstanding under our credit facilities, of which $224.2 million was repayable within one year, and an aggregate of $114.8 million of lease liabilities mainly related to the sale and lease-backs of the GasLog Shanghai, the Methane Heather Sally and the GasLog Sydney, of which $27.9 million was payable within one year.

As of March 31, 2023, our current assets totaled $309.9 million and current liabilities totaled $312.1 million, resulting in a negative working capital position of $2.2 million. Current liabilities include $25.9 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2023, as the services are rendered). Current liabilities also include $156.2 million of current debt (net of fees) related to the loan facility with Credit Suisse AG, Nordea Bank Abp, filial i Norge, Iyo Bank Ltd., Singapore Branch and the Development Bank of Japan, Inc., which matures in February 2024.

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)	Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (for example, days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

Merger Agreement with GasLog

On April 6, 2023, the Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GasLog and subsidiaries of GasLog. Pursuant to the Merger Agreement, GasLog will acquire the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash that will be distributed to the Partnership’s unitholders in connection with the closing of the Transaction and the remainder to be paid by GasLog as merger consideration at the closing of the Transaction.

The conflicts committee (the “Conflicts Committee”) of the Partnership’s board of directors, comprised solely of independent directors and advised by its own independent legal and financial advisors, unanimously recommended that the Partnership’s board of directors approve the Merger Agreement and determined that the Transaction was in the best interests of the Partnership and the holders of its common units unaffiliated with GasLog. Acting upon the recommendation and approval of the Conflicts Committee, the Partnership’s board of directors unanimously approved the Merger Agreement and the Transaction and recommended that the common unitholders of the Partnership vote in favor of the Transaction.

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The Transaction is expected to close by the end of the third quarter of 2023, subject to approval of the Transaction by holders of a majority of the common units of the Partnership and the satisfaction of certain closing conditions. GasLog owns 30.2% of the common units of the Partnership and has entered into a support agreement with the Partnership committing to vote its common units in favor of the Transaction. Upon closing of the Transaction, the Partnership’s preference units will continue to trade on the New York Stock Exchange.

Sale and Lease-Back of the GasLog Sydney

On March 30, 2023, GasLog Partners completed the sale and lease-back of the GasLog Sydney, a 155,000 cubic meter (“cbm”) TFDE LNG carrier, built in 2013, with CDBL. The vessel was sold and leased back under a bareboat charter with CDBL for a period of five years with no repurchase option or obligation, at a price of $140.0 million. The completion of the transaction resulted in the recognition of an impairment loss of $0.1 million and a loss on disposal of $1.0 million in the three months ended March 31, 2023.

LNG Market Update and Outlook

Global LNG demand was estimated to be 103.5 million tonnes (“mt”) in the first quarter of 2023, according to Wood Mackenzie, Energy Research and Consultancy (“WoodMac”), compared to 103.7 mt in the first quarter of 2022, a decrease of approximately 0.2%. The continuing disruption of Russian pipeline imports was outweighed by mild weather in Europe, reduced consumption initiatives and lower demand from Asia, especially from China as a result of continuing lockdowns and fuel switching. This resulted in European inventories reaching seasonal highs of 55.65% on March 31, 2023.

Global LNG supply was approximately 103.3 mt in the first quarter of 2023, growing by 2.5 mt, or 2.4%, compared to the first quarter of 2022, according to WoodMac. Over 2023, WoodMac estimates LNG supply will rise by about 12.2 mt, or 3%, with the majority of the increase coming from the United States (“U.S.”). During the first quarter of 2023, an average of 75% of U.S. exports were directed to Europe, a further increase from the 69% observed in 2022, according to Kpler Analytics.

Headline spot rates in the first quarter of 2023 for 160,000 cbm TFDE vessels fell to an average of about $71,560 per day as per weekly assessment by Clarksons Research Services Limited (“Clarksons”), or about 78% lower compared to the average of the fourth quarter of 2022 ($330,330 per day). This fall in rates is mainly due to the seasonal downturn, high inventories, continuing strong flows from the U.S. to Europe and bearish sentiments caused by delays in the operation of Freeport and Calcasieu pass. This has been compounded by increased availability of relets.

One-year time charter rates for TFDE LNG carriers averaged $155,000 per day in the first quarter of 2023, about 18% lower than rates in the fourth quarter of 2022, reflecting the seasonal downturn. One-year time charter rates for Steam LNG carriers averaged $71,550 per day in the first quarter of 2023, 13% lower than the fourth quarter of 2022.

As of March 31, 2023, Poten & Partners Group Inc. estimated that the orderbook totaled 300 dedicated LNG carriers (>100,000 cbm) with deliveries between 2023 and 2028 representing 49.5% of the on-the-water fleet. Of these, 264 vessels (or 88%) have multi-year charters already contracted, leaving 36 vessels uncommitted with deliveries clustered between 2023 and 2027.

Preference Unit Distributions

On January 25, 2023, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The cash distributions were paid on March 15, 2023 to all unitholders of record as of March 8, 2023.

Since March 15, 2023, the Series B Preference Units are redeemable, wholly or partially, at our option, while distributions have been accruing based on a floating rate equal to three-month LIBOR plus a spread of 5.839% per annum. As a result, the Series B distribution for the period from March 15, 2023 to June 15, 2023 will be accrued based on an aggregate rate of 10.78% on an annualized basis (or $0.67375 per preference unit for this quarter) and will be reset every three months going forward.

Common Unit Distribution

On April 26, 2023, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2023. The cash distribution is payable on May 11, 2023 to all unitholders of record as of May 8, 2023.

Preference Unit Repurchase Programme (“Repurchase Programme”)

In the three months ended March 31, 2023, there were no repurchases of preference units, due to an extended blackout period in relation to the Transaction.

Since inception of the Repurchase Programme and up to April 27, 2023, GasLog Partners has repurchased and cancelled 665,016 Series A Preference Units, 1,103,618 Series B Preference Units and 938,955 Series C Preference Units at a weighted average price of $24.64, $25.01 and $25.03 per preference unit for Series A, Series B and Series C, respectively, for an aggregate amount of $67.6 million including commissions.

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Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter of 2023 at 8.00 a.m. EDT (3.00 p.m. EEST) on Thursday, April 27, 2023. The Partnership’s senior management will review the operational and financial performance for the period.

A live webcast of the conference call will also be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

The conference call will be accessible domestically or internationally, by pre-registering using the link provided at http://www.gaslogmlp.com/investors. Upon registering, each participant will be provided with a Participant Dial-in Number, and a unique Personal PIN.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

About GasLog Partners

GasLog Partners is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	the ability of GasLog Partners to consummate the acquisition by GasLog of all of the outstanding common units of the Partnership not beneficially owned by GasLog for overall consideration of $8.65 per common unit in cash per unit, which is difficult to predict and which involves uncertainties that are beyond the control of GasLog Partners, including, but not limited to, the satisfaction of the conditions to the closing of the Transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or cause delays in the consummation of the Transaction;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating costs, including crew costs, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the duration and effects of COVID-19 and any other pandemics on our workforce, business, operations and financial condition;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry and the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers to obtain new charter contracts;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

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•	our distribution policy and our ability to make cash distributions on our units or the impact of changes to cash distributions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements related to climate change, including regulatory requirements with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 6, 2023, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

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EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and March 31, 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2022	March 31, 2023
Assets
Non-current assets
Other non-current assets	169	343
Derivative financial instruments—non-current portion	1,136	442
Tangible fixed assets	1,677,771	1,507,584
Right-of-use assets	93,325	153,424
Total non-current assets	1,772,401	1,661,793
Current assets
Trade and other receivables	11,185	18,628
Inventories	2,894	3,018
Due from related parties	—	19
Prepayments and other current assets	3,392	3,154
Derivative financial instruments—current portion	2,440	2,438
Short-term cash deposits	25,000	57,000
Cash and cash equivalents	198,122	225,618
Total current assets	243,033	309,875
Total assets	2,015,434	1,971,668
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,687,865 units issued and outstanding as of December 31, 2022 and March 31, 2023)	668,953	697,620
General partner (1,080,263 units issued and outstanding as of December 31, 2022 and March 31, 2023)	12,608	13,207
Preference unitholders (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2022 and March 31, 2023)	279,349	279,913
Total partners’ equity	960,910	990,740
Current liabilities
Trade accounts payable	9,300	6,790
Due to related parties	2,873	2,690
Other payables and accruals	57,266	50,528
Borrowings—current portion	90,358	224,199
Lease liabilities—current portion	17,433	27,916
Total current liabilities	177,230	312,123
Non-current liabilities
Borrowings—non-current portion	831,588	581,390
Lease liabilities—non-current portion	45,136	86,858
Other non-current liabilities	570	557
Total non-current liabilities	877,294	668,805
Total partners’ equity and liabilities	2,015,434	1,971,668

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Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended
	March 31, 2022	March 31, 2023

Revenues	85,459	99,069
Voyage expenses and commissions	(1,461)	(1,996)
Vessel operating costs	(18,574)	(15,926)
Depreciation	(21,987)	(22,712)
General and administrative expenses	(4,691)	(5,647)
Loss on disposal of vessel	—	(1,033)
Impairment loss on vessel	—	(142)
Profit from operations	38,746	51,613
Financial costs	(8,781)	(17,353)
Financial income	39	2,282
Gain/(loss) on derivatives	4,977	(167)
Total other expenses, net	(3,765)	(15,238)
Profit and total comprehensive income for the period	34,981	36,375

Earnings per unit, basic and diluted:
Common unit, basic	0.53	0.56
Common unit, diluted	0.52	0.55
General partner unit	0.53	0.56

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Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2022 and 2023

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023

Cash flows from operating activities:
Profit for the period	34,981	36,375
Adjustments for:
Depreciation	21,987	22,712
Impairment loss on vessel	—	142
Loss on disposal of vessel	—	1,033
Financial costs	8,781	17,353
Financial income	(39)	(2,282)
(Gain)/loss on derivatives (excluding realized gain on forward foreign exchange contracts held for trading)	(4,977)	171
Share-based compensation	260	146
	60,993	75,650
Movements in working capital	(2,370)	(8,879)
Net cash provided by operating activities	58,623	66,771
Cash flows from investing activities:
Proceeds from sale and lease-back	—	140,000
Payments for tangible fixed assets additions	(971)	(2,923)
Payments for right-of-use assets	—	(514)
Financial income received	16	1,677
Purchase of short-term cash deposits	—	(44,500)
Maturity of short-term cash deposits	—	12,500
Net cash (used in)/provided by investing activities	(955)	106,240
Cash flows from financing activities:
Borrowings repayments	(34,472)	(117,487)
Principal elements of lease payments	(2,551)	(2,377)
Interest paid	(12,586)	(19,208)
Repurchases of preference units	(10,002)	—
Payment of offering costs	(20)	—
Distributions paid (including common and preference)	(7,634)	(6,687)
Net cash used in financing activities	(67,265)	(145,759)
Effects of exchange rate changes on cash and cash equivalents	—	244
(Decrease)/increase in cash and cash equivalents	(9,597)	27,496
Cash and cash equivalents, beginning of the period	145,530	198,122
Cash and cash equivalents, end of the period	135,933	225,618

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels, gain/loss on disposal of vessels, restructuring costs and Transaction costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels, (d) gain/loss on disposal of vessels, (e) restructuring costs and (f) Transaction costs. Adjusted EPU represents Adjusted Profit (as defined above), after deducting preference unit distributions and adding/deducting any difference between the carrying amount of preference units and the fair value of the consideration paid to settle them, divided by the weighted average number of units outstanding during the period. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels, gain/loss on disposal of vessels, restructuring costs and Transaction costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels, gain/loss on disposal of vessels, restructuring costs and Transaction costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Restructuring costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. Impairment loss is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership. Gain/loss on disposal of vessels is excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because gain/loss on disposal of vessels represents the difference between the carrying amount and the amount that was recovered through sale and therefore is not considered representative of the underlying operations of the Partnership. In the current period, Transaction costs are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because they are charges and items not considered to be reflective of the ongoing operations of the Partnership, which we believe reduce the comparability of our operating and business performance across periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023
Profit for the period	34,981	36,375
Depreciation	21,987	22,712
Financial costs	8,781	17,353
Financial income	(39)	(2,282)
(Gain)/loss on derivatives	(4,977)	167
EBITDA	60,733	74,325
Restructuring costs	168	—
Impairment loss on vessel	—	142

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Loss on disposal of vessel	—	1,033
Transaction costs	—	824
Adjusted EBITDA	60,901	76,324

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023
Profit for the period	34,981	36,375
Non-cash (gain)/loss on derivatives	(6,823)	696
Write-off of unamortized loan fees	—	229
Impairment loss on vessel	—	142
Loss on disposal of vessel	—	1,033
Restructuring costs	168	—
Transaction costs	—	824
Adjusted Profit	28,326	39,299

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2022	March 31, 2023
Profit for the period	34,981	36,375
Adjustment for:
Accrued preference unit distributions	(6,990)	(6,723)
Differences on repurchase of preference units	(82)	—
Partnership’s profit attributable to:	27,909	29,652
Common units	27,333	29,045
General partner units	576	607
Weighted average units outstanding (basic)
Common units	51,137,201	51,687,865
General partner units	1,077,494	1,080,263
EPU (basic)
Common units	0.53	0.56
General partner units	0.53	0.56

	For the three months ended
	March 31, 2022	March 31, 2023
Profit for the period	34,981	36,375
Adjustment for:
Accrued preference unit distributions	(6,990)	(6,723)
Differences on repurchase of preference units	(82)	—
Partnership’s profit used in EPU calculation	27,909	29,652
Non-cash (gain)/loss on derivatives	(6,823)	696
Write-off of unamortized loan fees	—	229
Impairment loss on vessel	—	142
Loss on disposal of vessel	—	1,033
Restructuring costs	168	—
Transaction costs	—	824
Adjusted Partnership’s profit used in EPU calculation attributable to:	21,254	32,576
Common units	20,815	31,909
General partner units	439	667

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Weighted average units outstanding (basic)
Common units	51,137,201	51,687,865
General partner units	1,077,494	1,080,263
Adjusted EPU (basic)
Common units	0.41	0.62
General partner units	0.41	0.62

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